FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy
ViryaNet	ViryaNet
508-490-8600, ext 3038	508-490-8600, ext 3090
albert.gabrielli@viryanet.com	jack.mcavoy@viryanet.com

VIRYANET REPORTS RESULTS OF ITS SECOND FISCAL QUARTER OF 2003

REVENUE GROWTH, SLIGHTLY POSITIVE CASH FLOW AND NEW CUSTOMERS

Southborough, Mass. — August 11, 2003 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced financial results of its second fiscal quarter of 2003.

Total revenues were $2.7M for the second quarter ended June 30, 2003, a 75% increase from $1.6M recorded for the second quarter of 2002, and a 36% increase from $2.0M recorded for the first quarter of 2003.

For the second quarter of 2003, the Company reported a net loss of $1.0M, or $0.39 per basic and diluted share, compared to a net loss of $2.6M or $0.98 per basic and diluted share for the second quarter of 2002, and compared to a net loss of $1.4M or $0.51 per basic and diluted share for the first quarter of 2003.

The Company reported gross margins of 51% for the second quarter of 2003, compared to 33% for the second quarter of 2002, and compared to 42% for the first quarter of 2003. The increase in gross margins from the previous quarter was primarily due to the increased volume of high-margin license revenues.

Operating expenses for the second quarter of 2003 were $2.3M, compared to $3.1M for the second quarter of 2002, and compared to $2.1M for the first quarter of 2003.

The Company’s cash position on June 30, 2003 was approximately $2.6M, $17,000 higher than the Company’s cash position on March 31, 2003.

Following the close of the second quarter, as disclosed in the press release of August 5, 2003, the Company received a $1.0M strategic investment from Telvent, in exchange for 539,258 Ordinary Shares of ViryaNet. The price per share was determined in the agreement to be the average of the closing price of ViryaNet shares in the 25 trading days preceding the signing of the agreement, resulting in a price per share of $1.85. As a result of this transaction, the outstanding Ordinary Shares of the Company have increased to 3,246,648.

“Q2 was the second consecutive quarter of growth in revenues, and during the quarter, cash flow from operations was slightly positive”, stated Win Burke, president and CEO, ViryaNet. “We have a great team that has pulled together with determination and focus — a team that has worked diligently in executing the restructuring plans of the Company. We appreciate the hard work of our employees, the cooperation of our customers and the support of our shareholders”.

Q2 Customer Activities — During the second quarter of 2003, the Company gained nine new customers, including five customers through Mobile Field Engineer (MFE), its ASP partner, and sold additional user licenses through a partner to an existing end-user customer as part of a project expansion.

Customer Sales through the Direct Sales Channel — The Company’s direct sales organization gained four new customers during the second quarter, including:

■	Spencer Technologies, headquartered in Worcester, MA, chose ViryaNet Service Hub to automate the activities associated with its workforce management and asset and contract management. ViryaNet Service Hub will optimally schedule and dispatch Spencer field engineers with the right information, parts, and customer data; capture logistics and labor activity at the source; and monitor, report, and measure field activity through key performance indicators.

■

Louisville Water Company (LWC), a publicly owned for-profit utility, selected ViryaNet Service Hub for Utilities for its field workforce management project. LWC will use Service Hub for Utilities suite of applications, consisting of Mobile Workforce

Management, Advanced Scheduling Optimization, Mapping, Wireless Reporting, and Automated Workflow Processing to improve the efficiency of its technicians who engage in such field activities as performing meter exchanges, emergency responses, service connect and disconnects, and preventive maintenance on assets such as hydrants, valves, etc.

■	XO Communications, a full-service provider of communications services for small and growing businesses, large enterprises, and carriers — with a presence in over 60 major markets in North America, selected ViryaNet Service Hub to schedule and dispatch its 500 technicians and automate its field service business processes, including capturing logistics and labor activity at the source, and monitoring, reporting, and measuring field activity through key performance indicators.

■	A large US-based vendor of equipment for food retail companies contracted with the Company for a pilot project for its services organization.

Customer Sales Through the Partners Channel

ViryaNet partner and affiliate MFE delivers ViryaNet Service Hub as an Application Service Provider (ASP) to small to medium sized companies using a monthly subscription fee model, and pays monthly royalties to ViryaNet. MFE has signed five new customers to initial contracts which are expected to begin generating a monthly revenue stream at a modest level in the next quarter and increasing in subsequent quarters, including: Huntleigh USA, a subsidiary of ICTS International; Univar, the largest chemical distributor in the United States, which will offer this service to its distributors; Lennox, one of the largest heating, ventilation, and air conditioning companies in the world, which will offer this service to its dealers; Genpass, an ATM services company in Irving, Texas; and Rexel, the world’s largest supplier of electrical components.

In addition, Aspective, ViryaNet’s European partner, sold additional ViryaNet software user licenses in the second quarter to T-Mobile, one of its telecommunications customers.

New Product Release — the Company released a major upgrade, ViryaNet Service Hub 8.0, which included: functional enhancements to ViryaNet’s Mobile Workforce Management application; new features and technical improvements to ViryaNet’s Mobile Computing Platform; a new eStock application, built for the Internet; an ASP version of ViryaNet Service Hub built for Application Service Providers; the introduction of Web Services, enabling customers to integrate with external sources of information through SOAP adaptors; and new and improved User-Defined Queries for reporting and analysis.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, high-technology manufacturing, HVAC, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form F-1, as amended, declared effective by the SEC on September 19, 2000, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

VIRYANET LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31,	June 30,
	2002	2003
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS :
Cash and cash equivalents	$3,211	$2,648
Restricted cash	30	—
Trade receivables	1,519	1,019
Other receivables and prepaid expenses	1,090	533

Total current assets	5,850	4,200

SEVERANCE PAY FUND	554	586

PROPERTY AND EQUIPMENT, NET	1,529	991

INTANGIBLE ASSETS, NET	2,902	2,872

	$10,835	$8,649

VIRYANET LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (U.S. GAAP)

	December 31,	June 30,
	2002	2003
	U.S. dollars in thousands
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,545	$1,742
Current maturities on long-term loan	—	600
Trade payables	844	615
Deferred revenues	1,440	2,047
Other payables and accrued expenses	3,139	2,729

Total current liabilities	6,968	7,733

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	2,400	1,800
Accrued severance pay	965	1,023

Total long-term liabilities	3,365	2,823

SHAREHOLDERS’ EQUITY:
Share capital	721	721
Additional paid-in capital	100,934	100,934
Accumulated other comprehensive loss	(368)	(373)
Accumulated deficit	(100,785)	(103,189)

Total shareholders’ equity	502	(1,907)

	$10,835	$8,649

VIRYANET LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (U.S. GAAP)

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,
	2002	2003
Revenues:
Software licenses	$170	$770
Maintenance and services	1,381	1,945

Total revenues	1,551	2,715

Cost of revenues:
Software licenses	20	95
Maintenance and services	1,014	1,233

Total cost of revenues	1,034	1,328

Gross profit	517	1,387

Operating expenses:
Research and development	835	651
Sales and marketing	1,685	1,125
General and administrative	559	483
Amortization of deferred stock compensation	8	—

Total operating expenses	3,087	2,259

Operating loss	(2,570)	(872)
Financial expenses, net	(38)	(162)

Net loss	$(2,608)	$(1,034)

Basic and diluted net loss per share	$(0.98)	$(0.39)

Weighted average number of shares used in computing basic and diluted net loss per share	2,661,081	2,681,733

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